

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

<u>Via E-mail</u>
Mr. Fred Kornberg
Chief Executive Officer
Comtech Telecommunications Corp.
68 South Service Road
Suite 230
Melville, NY 11747

  Re: Comtech Telecommunications Corp.
      Form 10-K for the Year Ended July 31, 2012
      Filed September 26, 2012
      File No. 0-07928

Dear Mr. Kornberg:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terry French for

            Larry Spirgel
            Assistant Director